SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

FOR IMMEDIATE RELEASE

Cimatron releases new 5-Axis NC package

CimatronE 5-Axis Production enables complex part manufacturing

Givat Shmuel, Israel, – March 8, 2006 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the tooling and manufacturing industry, today announced the availability of a new powerful 5-Axis NC package for production of complex parts. The new 5-Axis Production package is designed to machine parts in demanding industries, such as aerospace, defense, and heavy machinery.

5-axis machining allows for the accurate production of complex shapes, and is used in advanced manufacturing fields for the production of impellers and turbine blades, ports and inlets, cutting tools, rubber molds, patterns and models.

Now, Cimatron’s dedicated software for 5-Axis Production gives experts productive tools they need to create highly-efficient, gouge-free toolpaths that produce complex parts with high surface quality. It enables 5-Axis NC manufacturers to gain greater efficiency and achieve shorter delivery time.

CimatronE 5-Axis Production contains a rich set of 5-axis roughing and finishing strategies, complete with tool and holder collision check. Powerful material removal and machine simulation complete the package.

“We are very excited to introduce the new CimatronE 5-Axis Production product” said Danny Haran, Cimatron’s president and CEO. “It complements our family of high-end 3-axis and 5-axis NC products, and will allow Cimatron to offer a best-of-breed solution to a wide range of NC specialists. It demonstrates our commitment to the NC market, with a full suite of solutions for tool makers and discrete production manufacturers.”

Mr. Loris Pilani, technical manager at manufacturer CAM Srl, Bologna, Italy, said: “With the new 5-Axis Production, we can handle every kind of geometry with optimized machining strategies. The flexibility and power of this new tool allow us to quickly produce the most complex toolpaths while improving our productivity”.

About Cimatron
Cimatron is the leading provider of integrated CAD/CAM solutions for the manufacturing and tooling industry. Cimatron is committed to providing manufacturers & toolmakers with comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time. Worldwide, more than 8,500 customers, with installations in the automotive, consumer plastics, and electronics industries, employ Cimatron’s cutting-edge CAD/CAM solutions for manufacturing. Founded in 1982, Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. Cimatron’s subsidiaries and extensive distribution network are located in over 35 countries to serve customers worldwide with complete pre- and post-sales support.

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings, with the Securities and Exchanges Commission. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

For More Information Contact:
Irit Porat
Phone: +972 3 5312290
Email: iritp@cimatron.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: March 8, 2006